UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

KANA SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Accel-KKR

2500 Sand Hill Road, Suite 300

Menlo Park, California 94025

(650) 289-2481

Attn: Jason Klein

Kay Technology Corp, Inc.

c/o Accel-KKR

2500 Sand Hill Road, Suite 300

Menlo Park, California 94025

(650) 289-2481

Attn: Jason Klein

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Carol Anne Huff

Jeffrey Seifman, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2200

October 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kay Technology Corp, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,424,917
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,424,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,424,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 483600300	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AKKR Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,424,917
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,424,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,424,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of KANA Software, Inc., a Delaware corporation (“KANA” or the “Issuer”). The principal executive offices of Issuer are located at 181 Constitution Drive, Menlo, Park, CA 94025.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Kay Technology Corp, Inc. (“Kay Tech”) and (2) AKKR Management Company, LLC, a Delaware limited liability company (“AKKR”).

(b) The business address for each of the Reporting Persons is c/o Accel-KKR, 2500 Sand Hill Road, Suite 300, Menlo Park, CA 94025.

(c) Kay Tech is a corporation formed on October 2, 2009 by AKKR for the purpose of serving as the purchaser with respect to the transactions described below in Item 4 hereof. Currently, Kay Tech is controlled by its board of directors which is comprised of, in its entirety, employees of AKKR. AKKR, is the general partner of various private equity funds engaged in the investment into and management of various portfolio companies. AKKR is a member-managed limited liability company, with its three managing members being (i) Tom Barnds, a citizen of the United States, (ii) Ben Bisconti, a citizen of the United States, and (iii) Rob Palumbo, a citizen of the United States.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding.

(e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Kay Tech and AKKR is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Kay Tech and Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd., Nightwatch Capital Partners II, LP, John F. Nemelka and certain officers and directors of KANA (each a “Stockholder” and, collectively, the “Stockholders”), entered into certain Voting Agreements and Irrevocable Proxies (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) dated October 26, 2009 as an inducement for KANA and Kay Tech to enter into the Asset Purchase Agreement, dated as of October 26, 2009 (the “Asset Purchase Agreement”), by and among KANA and Kay Tech. An aggregate of 9,424,917 shares of Common Stock are subject to the terms of the Voting Agreements as of November 3, 2009 and any shares of Common Stock acquired by the Stockholders following the date of the Voting Agreements and prior to the expiration thereof will become subject to the terms of the Voting Agreements. Each Stockholder’s obligations under their respective Voting Agreement are individual obligations and are not joint or several obligations. Kay Tech and AKKR have been informed that Nightwatch Capital Partners II, LP and John F. Nemelka has transferred, collectively, 611,459 shares of Common Stock as permitted by their respective Voting Agreements.

The Voting Agreements for each named Stockholder and the form of Voting Agreement for each of the KANA directors and officers party to a Voting Agreement are attached hereto as Exhibits C through F and are incorporated herein by reference.

Item 4. Purpose of Transaction.

Pursuant to the Asset Purchase Agreement, which is incorporated herein by reference to Exhibit B hereto, and subject to the satisfaction or waiver of the other conditions therein, Kay Tech will purchase substantially all of the assets of KANA, including the capital stock of KANA’s subsidiaries (the “Acquisition”), for an aggregate purchase price of approximately $48.9 million less the amount of KANA’s transaction expenses, and subject to downward adjustment if certain third party consents are not obtained prior to closing. The purchase price is also subject to adjustment based on KANA’s net working capital and net debt at closing. $1.3 million of the purchase price will be held in escrow until February 15, 2011 to satisfy KANA’s indemnification obligations to certain specified contingencies.

The consummation of the Acquisition is conditioned upon, among other things, the adoption of the Asset Purchase Agreement by the holders of a majority of the outstanding shares of KANA’s common stock, the absence of any injunctions against the Acquisition, no material adverse effect to KANA’s financial or other condition, assets, liabilities or results of operation subject to certain exclusions, no breach of KANA’s representations and warranties as more fully described in the Asset Purchase Agreement. The consummation of the Acquisition is also subject to receipt of certain third-party consents and the delivery of customary closing documents. Additionally, KANA and Kay Tech will consummate the additional transactions contemplated by the Asset Purchase Agreement (together, with the Acquisition, the “Transactions”). In connection with the Transactions, Kay Tech will become wholly owned by one or more private equity funds controlled by AKKR.

Pursuant to the Voting Agreements and prior to any expiration of the term thereunder, each Stockholder has agreed, among other things, to vote, or provide a consent with respect to, such Stockholder’s shares of Common Stock that are subject to the Voting Agreements (the “Subject Shares”) at any meeting of holders of Common Stock of KANA or in connection with any action by written consent: (i) in favor of the adoption of the Asset Purchase Agreement; (ii) in favor of the name change contemplated by the Asset Purchase Agreement, (iii) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the approval of the Asset Purchase Agreement and (iv) against any proposal (other than made by Kay Tech or any of its affiliates) for (A) any transaction or series of transaction involving the merger, exchange, consolidation, business combination, in which any person or group of persons acquires more than 20% of KANA’s outstanding voting securities or issues securities representing more than 20% of outstanding voting securities, (B) any disposition of KANA’s assets accounting for more than 20% of KANA’s consolidated net revenues, consolidated net income or consolidated assets or (C) any liquidation or dissolution of KANA (each an “Acquisition Proposal”). The Stockholders have also each granted Kay Tech a proxy to vote the Subject Shares in respect of these matters.

In addition, pursuant to the Voting Agreements (and subject to certain exceptions therein), the Stockholder agreed not to directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge, tender or otherwise dispose of, or encumber, the Subject Shares or make any offer or enter into any agreement providing for or commit to do any of the foregoing.

Pursuant the Voting Agreements, the Stockholders also agreed not to (and to cause any of its partners, members, officers, directors, employees, attorneys, accountants, agents, affiliates, advisors and representatives not to), directly or indirectly, solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal; participate or engage in discussions or negotiations with any person with respect to any Acquisition Proposal; or alone or with any other person, make an Acquisition Proposal. Each Stockholder also agreed to promptly inform Kay Tech if it receives any inquiry or proposal relating to an Acquisition Proposal and the details thereof.

Item 5. Interest in Securities of the Issuer

(a) – (b) Upon the execution of the Voting Agreements, Kay Tech may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Subject Shares under each Voting Agreement by virtue of its having the shared power to vote the Subject Shares under each Voting Agreement with respect to the matters set forth in such Voting Agreements. Kay Tech has neither sole nor shared dispositive power over the Subject Shares pursuant to the terms of the Voting Agreements. As of November 3, 2009, the aggregate number of Subject Shares under the Voting Agreements totaled 9,424,917 and constituted approximately 22.9% of the issued and outstanding Common Stock, based upon filings made by the stockholders subject to the Voting Agreements made with the SEC.

AKKR, as the controlling entity of Kay Tech via Kay Tech’s board of directors, may be deemed to have acquired beneficial ownership by virtue of its having the shared power to vote the Subject Shares under each of the Voting Agreements with respect to the matters set fort in such Voting Agreements.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D by Kay Tech and AKKR shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Subject Shares.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 41,215,661 shares of Common Stock outstanding on October 26, 2009.

(c) Except for the transactions described herein, there have been no other transactions in the securities of KANA effected by the Reporting Persons in the last 60 days.

(d) To the knowledge of the Reporting Persons, only the Stockholders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.

(e) Inapplicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of KANA, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit A	Schedule 13D Joint Filing Agreement, dated November 3, 2009, by and between Kay Tech and AKKR

Exhibit B	Asset Purchase Agreement, dated as of October 26, 2009, between KANA and Kay Tech (incorporated by reference to exhibit 2.1 of Form 8-K of KANA filed on October 27, 2009)

Exhibit C	Voting Agreement for Black Diamond Offshore Ltd. and Double Black Diamond Offshore Ltd. (incorporated by reference to exhibit 99.2 of Form 8-K of KANA filed on October 27, 2009)

Exhibit D	Voting Agreement for Nightwatch Capital Partners II, LP

Exhibit E	Voting Agreement for John F. Nemelka

Exhibit F	Form of Voting Agreement for each of Mark A. Angel, Jerry R. Batt, William A. Bose, William T. Clifford, Michael S. Fields, Jay A. Jones, Daniel A. Turano, Stephanie Vinella and Chad A. Wolf (incorporated by reference to exhibit 99.3 of Form 8-K of KANA filed on October 27, 2009)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 3, 2009

KAY TECHNOLOGY CORP, INC.

By:	JASON KLEIN
Its:	PRESIDENT

By:	/s/ JASON KLEIN
Name:	Jason Klein
Its:	President

AKKR MANAGEMENT COMPANY, LLC

By:	THOMAS BARNDS
Its:	MEMBER

By:	/s/ THOMAS BARNDS
Name:	Thomas Barnds
Its:	Member

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: November 3, 2009

KAY TECHNOLOGY CORP, INC.

By:	JASON KLEIN
Its:	PRESIDENT

By:	/s/ JASON KLEIN
Name:	Jason Klein
Its:	President

AKKR MANAGEMENT COMPANY, LLC

By:	THOMAS BARNDS
Its:	MEMBER

By:	/s/ THOMAS BARNDS
Name:	Thomas Barnds
Its:	Member

Execution Copy

VOTING AGREEMENT AND IRREVOCABLE PROXY

This VOTING AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) is entered into as of October 26, 2009, by and between Kay Technology Corp, Inc., a Delaware corporation (“Purchaser”), and NightWatch Capital Partners II, LP (“Stockholder”), an equityholder of Kana Software, Inc., a Delaware corporation (“Company”). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Asset Purchase Agreement (as defined below).

RECITALS

A. WHEREAS, the execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of Purchaser to enter into that certain Asset Purchase Agreement, dated of even date herewith (the “Asset Purchase Agreement”), by and among Purchaser and Company, pursuant to which Purchaser will acquire substantially all of the assets of Company (the “Asset Purchase”).

B. WHEREAS, Stockholder understands and acknowledges that Purchaser is entitled to rely on (i) the truth and accuracy of Stockholder’s representations contained herein and (ii) Stockholder’s performance of the obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Asset Purchase Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Restrictions on Shares.

(a) Stockholder shall not, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge, tender or otherwise dispose of, or encumber (each a “Transfer”), the Shares (as defined in Section 4 below) or any New Shares (as defined in Section 1(c) below), or make any offer or enter into any agreement providing for or commit to do any of the foregoing, at any time prior to the Expiration Time (as defined below in this Section 1(a)). Notwithstanding the foregoing, Stockholder is hereby permitted to Transfer all or any portion of its Shares or New Shares (i) to an affiliate of Stockholder without the consent of the Purchaser; provided that, prior to, and as a condition of, any such Transfer, the transferee shall enter into and deliver to Purchaser a voting agreement and irrevocable proxy in favor of Purchaser substantially in the form of this Agreement with respect to the Shares or New Shares transferred to such transferee, (ii) within five business days of the date hereof, to Double Black Diamond Offshore Ltd. and/or Black Diamond Offshore Ltd. pursuant to the Carlson SPA (as defined below); provided that, prior to, and as a condition of, any such Transfer, each of Double Black Diamond Offshore Ltd. and Black Diamond Offshore Ltd. shall have entered into and delivered to Purchaser a voting agreement and irrevocable proxy in favor of Purchaser substantially in the form of this Agreement with respect to the Shares or New Shares transferred and (iii) within ten business days of the date hereof, in an amount up to 611,459 Shares, and warrants to purchase up to 1,595,432 New Shares, to an affiliate of, or investor in, Stockholder without the consent of the Purchaser. As used herein, the term “Expiration Time” shall mean the earlier of:

(i) the Closing Date;

(ii) the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Sections 11.1(a), 11.1(c), 11.1(f) or 11.1(h);

(iii) the six month anniversary of the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Section 11.1(b);

(iv) the nine month anniversary of the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Sections 11.1(d), 11.1(e), 11.1(g) or 11.1(i); or

(v) such date and time designated by Purchaser in a written notice to Stockholder.

(b) Except pursuant to the terms of this Agreement, at any time on or after the date of this Agreement and prior to the Expiration Time, Stockholder shall not, directly or indirectly, grant any proxies or powers of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any of the Shares or commit to do any of the foregoing.

(c) Any shares of capital stock or other securities of Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) on or after the date of this Agreement and prior to the Expiration Time, including any shares of capital stock or other securities acquired upon the exercise of the Company Warrants and Other Rights as specified in Section 4(b), (collectively, the “New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2. Agreement to Vote Shares.

(a) Prior to the Expiration Time, at every meeting of the stockholders of Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of Company with respect to any of the following matters, unless otherwise directed in writing by Purchaser, Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3 below), the Shares and any New Shares (i) in favor of approval of the adoption of the Asset Purchase Agreement (or any amended version thereof) and the Asset Purchase, (ii) in favor of the name change contemplated by the Asset Purchase Agreement, (iii) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the approval of the Asset Purchase Agreement and (iv) against any Acquisition Proposal (including any Superior Proposal) or any other corporate action which would frustrate the purpose of or prevent or delay the consummation of the transactions contemplated by the Asset Purchase Agreement; provided, however, that the Proxy and the agreements and restrictions contained in this Section 2(a) will not apply to any Shares or New Shares that, in the aggregate, represent more than 22.0% of the voting power or then-outstanding common stock of the Company at any time (but only to the extent of those Shares or New Shares in excess of 22%).

(b) Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from (i) acting in Stockholder’s capacity as a director or officer of Company, including in the exercise of Stockholder’s fiduciary duties with respect to an Acquisition Proposal in compliance with the terms of the Asset Purchase Agreement, or (ii) subject to Section 2(d) below, voting in Stockholder’s sole discretion on any matter other than matters referred to in Section 2(a) hereof, to the extent applicable, it being understood that this Agreement shall apply to each Stockholder solely in Stockholder’s capacity as a stockholder of Company.

(c) Prior to the Expiration Time, Stockholder shall not (and shall cause its and its affiliates’ respective partners, members, officers, directors, employees, attorneys, accountants, agents,

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affiliates, advisors and representatives to not), directly or indirectly, solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal; participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal (except to notify such Person as to the existence of this Section 2(c) of this Agreement); or alone or with any other Person, make an Acquisition Proposal. Stockholder shall promptly inform Purchaser if it receives any inquiry or proposal relating to an Acquisition Proposal and the details thereof.

(d) Stockholder shall not (and shall cause its and its affiliates’ respective partners, members, officers, directors, employees, attorneys, accountants, agents, affiliates, advisors and representatives to not) take or agree to take or commit to take any action with the intent of, or for the purpose of, in each case in whole or in part, preventing or delaying the consummation of the transactions contemplated by the Asset Purchase Agreement.

3. Irrevocable Proxy. Concurrently with the execution and delivery of this Agreement, Stockholder shall deliver to Purchaser a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy (subject to the last sentence of this Section 3), and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of stockholders of Company or action or approval by written resolution or consent of stockholders of Company with respect to the matters contemplated by Section 2 covering the total number of Shares and New Shares up to an amount that represents, in the aggregate, at any time, 22.0% of voting power or the then-outstanding common stock of the Company (the “Proxy Shares”) in respect of which Stockholder is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by Stockholder, with respect to the Proxy Shares (i) Stockholder hereby revokes any and all prior proxies (other than the Proxy) given by Stockholder with respect to the subject matter contemplated by Section 2, and (ii) Stockholder shall not grant any subsequent proxies with respect to such subject matter, or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Proxy Shares in any manner inconsistent with the terms of Section 2, until after the Expiration Time. The Proxy shall be revoked and shall terminate automatically, and shall be of no further force and effect, immediately upon the occurrence of the Expiration Time.

4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Purchaser as follows as of the date hereof:

(a) Stockholder is the beneficial or record owner of, or exercises voting power over, that number of shares of capital stock set forth on the signature page hereto (all such shares owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the “Shares”). The Shares constitute Stockholder’s entire interest in the outstanding shares of capital stock and neither Stockholder nor any of its affiliates is the beneficial or record holder of, nor exercises voting power over, any other outstanding shares of capital stock of Company. No person not signatory to this Agreement has a right to acquire or vote any of the Shares. The Shares are and will be at all times up until the Expiration Time free and clear of any Liens that would materially and adversely affect the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement or of the parties to this Agreement. As of the date hereof, the Shares represent 15.33% of the voting power or outstanding common stock of the Company.

(b) Except as set forth on the signature page attached hereto, Stockholder does not own, beneficially or legally, any options, restricted stock units, warrants or other rights to acquire, directly or indirectly, shares of capital stock of the Company (collectively, the “Company Warrants and Other Rights”). For the avoidance of doubt, Stockholder shall not acquire, directly or indirectly, Company Warrants and Other Rights between the date hereof and the Expiration Date.

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(c) Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder (or its general partner or similar governing body, as applicable), and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(d) The execution and delivery of this Agreement does not, and the performance by Stockholder of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Stockholder (if applicable), or any binding agreement, law, rule, regulation, judgment, order or decree to which Stockholder is a party or by which Stockholder is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing its obligations under this Agreement.

(e) Stockholder has executed this Agreement in Provo, Utah.

(f) Neither Stockholder nor any of its affiliates has any agreement with the Company or any other Person with respect to the Company or the voting, holding or disposition of the Shares, other than (i) that certain Voting Agreement dated as of the date hereof, by and between Purchaser and Mr. John F. Nemelka and (ii) that certain Stock Purchase Agreement, dated as of the date hereof, by and among Stockholder, Double Black Diamond Offshore Ltd., and Black Diamond Offshore Ltd. (the “Carlson SPA”)

5. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Stockholder as follows: (i) Purchaser has full power and authority to make, enter into and carry out the terms of this Agreement; (ii) this Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity; and (iii) the execution and delivery of this Agreement does not, and the performance by Purchaser of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Purchaser, or any law, rule, regulation, judgment, order or decree to which Purchaser is a party or by which Purchaser is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Purchaser’s ability to perform its obligations under this Agreement.

6. Confidentiality. Stockholder shall hold any information regarding this Agreement and the Asset Purchase in strict confidence and shall not divulge any such information to any third person

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(other than Double Black Diamond Offshore Ltd., Black Diamond Offshore Ltd. or any affiliate thereof) until the Purchaser has publicly disclosed the Asset Purchase, provided however, that Stockholder may disclose any such information to Stockholder’s directors, officers, members, employees, agents, attorneys, advisors and other representatives solely for the purpose of evaluating the Asset Purchase Agreement, the Asset Purchase and the other transactions contemplated by the Asset Purchase Agreement. Neither the Stockholder, nor any of its affiliates (other than Company, whose actions shall be governed by the Asset Purchase Agreement and the Confidentiality Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Asset Purchase, the Asset Purchase Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Purchaser, except as may be required by applicable law in which circumstance such announcing party shall make reasonable efforts to consult with the Purchaser to the extent practicable.

7. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Purchaser, to:

c/o Kay Technology Corp, Inc.
2500 Sand Hill Road, Suite 300
Menlo Park, California 94025
Facsimile:	650-289-2461
Attention:	Tom Barnds
Jason Klein
Mark Duffell

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Facsimile:	312-862-2000
Attention:	Jeffrey Seifman, P.C.
Carol Anne Huff
Shelly M. Hirschtritt

(ii)	if to Stockholder, to the address set forth for the Stockholder on the signature page hereof.

(b) Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

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(c) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Purchaser will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein or in the Proxy. Therefore, it is agreed that, in addition to any other remedies that may be available to Purchaser upon any such violation of this Agreement or the Proxy, Purchaser shall have the right to enforce such covenants and agreements and the Proxy by specific performance, injunctive relief or by any other means available to Purchaser at law or in equity and Stockholder hereby waives any requirement for the security or posting of any bond in connection with such enforcement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.

(e) Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including, without limitation, the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. Except as provided in Section 1(a), neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of Purchaser, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of Purchaser hereunder, may be assigned or delegated in whole or in part by Purchaser to any affiliate of Purchaser without the consent of or any action by Stockholder upon notice by Purchaser to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

(f) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(g) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law. Any judicial proceeding brought against any of the parties to this Agreement or any dispute arising out of this Agreement or related hereto may be brought in the courts of the State of

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Delaware or in the United States District Court in the State of Delaware, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. The foregoing consents to jurisdiction shall not constitute general consents to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement. Each of the parties to this Agreement agree that service of any process, summons, notice or document by U.S. mail to such party’s address for notice hereunder shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 7(h).

(i) Termination. This Agreement shall terminate automatically without any action on the part of the parties hereto and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of the Stockholder, provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(j) Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(k) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Purchaser or any of its affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Shares or New Shares. All rights, ownership and economic benefits of or relating to the Shares and New Shares shall remain vested in and belong to Stockholder, and Purchaser shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to the Stockholder in the voting of any of the Shares or New Shares, except as otherwise provided herein and in the Asset Purchase Agreement.

(l) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(m) Additional Documents, Etc. Stockholder shall execute and deliver any additional documents reasonably necessary to carry out the purpose and intent of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

KAY TECHNOLOGY CORP, INC.

By:	/s/ Jason Klein

Name:	Jason Klein

Title:	President

STOCKHOLDER:

NIGHTWATCH CAPITAL PARTNERS II, LP

By:	/s/ John F. Nemelka

Name: John F. Nemelka

Title: Managing Principal of NightWatch Capital Management LLC, the General Partner

Shares and Company Warrants and Other Rights beneficially owned on the date hereof:

6,317,273	shares of Company common stock

1,595,432	shares subject to Company Warrants

EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

KANA SOFTWARE, INC.

The undersigned stockholder (“Stockholder”) of Kana Software, Inc., a Delaware corporation (“Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints Jason Klein, the President of Kay Technology Corp, Inc., a Delaware corporation (“Purchaser”), and each of them, or any other designee of Purchaser, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned and other shares or securities of Company issued or issuable in respect thereof on or after the date hereof up to an amount that represents, in the aggregate, at any time, 22.0% of the shares of the voting power or then-outstanding common stock of the Company (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The total such Shares or securities of the Company beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies or enter into any agreement or understanding with any Person (as defined in the Asset Purchase Agreement (as defined below)) to vote or give instructions with respect to the Shares in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Asset Purchase Agreement.

(a) Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy (subject to the second sentence of this paragraph), is granted pursuant to that certain Voting Agreement, and is granted in consideration of Purchaser entering into that certain Asset Purchase Agreement dated as of the date hereof (the “Asset Purchase Agreement”), by and among Purchaser and Company, pursuant to which Purchaser will acquire substantially all of the assets of Company (the “Asset Purchase”). This Irrevocable Proxy shall be revoked and shall terminate automatically, and shall be of no further force and effect, immediately upon the occurrence of the Expiration Time. As used herein, the term “Expiration Time” shall mean the earlier of:

(i) the Closing Date;

(ii) the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Sections 11.1(a), 11.1(c), 11.1(f) or 11.1(h);

(iii) the six month anniversary of the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Section 11.1(b);

(iv) the nine month anniversary of the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Sections 11(d), 11.1(e) , 11.1(g) or 11.1(i); or

(v) such date and time designated by Purchaser in a written notice to Stockholder.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Time, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting with respect to the following matters: (i) in favor of approval of the adoption of the Asset Purchase Agreement (or any amended version thereof) and the Asset Purchase, (ii) in favor of the name change contemplated by the Asset Purchase Agreement, (iii) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the approval of the Asset Purchase Agreement and (iv) against any Acquisition Proposal (including any Superior Proposal) or any other corporate action which would frustrate the purpose of or prevent or delay the consummation of the transactions contemplated by the Asset Purchase Agreement.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares in its sole discretion on all other matters and may vote any and all other shares of capital stock of the Company or any and all other shares or securities of the Company issued or issuable in respect thereof in its sole discretion on all matters.

Any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

[Signature Page Follows]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Purchaser. This Irrevocable Proxy shall be revoked and shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated: 10/26/2009

STOCKHOLDER:

NIGHTWATCH CAPITAL PARTNERS II, LP

By:	/s/ John F. Nemelka

Name: John F. Nemelka

Title: Managing Principal of NightWatch Capital Management LLC, the General Partner

Shares beneficially owned on the date hereof:

6,317,273	shares of Company common stock

1,595,432	shares subject to Company Warrants

Execution Copy

VOTING AGREEMENT AND IRREVOCABLE PROXY

This VOTING AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) is entered into as of October 26, 2009, by and between Kay Technology Corp, Inc., a Delaware corporation (“Purchaser”), and John F. Nemelka (“Stockholder”), an equityholder of Kana Software, Inc., a Delaware corporation (“Company”). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Asset Purchase Agreement (as defined below).

RECITALS

A. WHEREAS, the execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of Purchaser to enter into that certain Asset Purchase Agreement, dated of even date herewith (the “Asset Purchase Agreement”), by and among Purchaser and Company, pursuant to which Purchaser will acquire substantially all of the assets of Company (the “Asset Purchase”).

B. WHEREAS, Stockholder understands and acknowledges that Purchaser is entitled to rely on (i) the truth and accuracy of Stockholder’s representations contained herein and (ii) Stockholder’s performance of the obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Asset Purchase Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Restrictions on Shares.

(a) Stockholder shall not, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge, tender or otherwise dispose of, or encumber (each a “Transfer”), the Shares (as defined in Section 4 below) or any New Shares (as defined in Section 1(c) below), or make any offer or enter into any agreement providing for or commit to do any of the foregoing, at any time prior to the Expiration Time (as defined below in this Section 1(a)). Notwithstanding the foregoing, Stockholder is hereby permitted to Transfer all or any portion of its Shares or New Shares (i) to an affiliate of Stockholder without the consent of the Purchaser; provided that, prior to, and as a condition of, any such Transfer, the transferee shall enter into and deliver to Purchaser a voting agreement and irrevocable proxy in favor of Purchaser substantially in the form of this Agreement with respect to the Shares or New Shares transferred to such transferee, (ii) within five business days of the date hereof, to Double Black Diamond Offshore Ltd. and/or Black Diamond Offshore Ltd. pursuant to the Carlson SPA (as defined below); provided that, prior to, and as a condition of, any such Transfer, each of Double Black Diamond Offshore Ltd. and Black Diamond Offshore Ltd. shall have entered into and delivered to Purchaser a voting agreement and irrevocable proxy in favor of Purchaser substantially in the form of this Agreement with respect to the Shares or New Shares transferred and (iii) within ten business days of the date hereof, in an amount up to 611,459 Shares, options to purchase up to 80,000 New Shares and warrants to purchase up to 1,595,452 New Shares, to an affiliate of Stockholder without the consent of the Purchaser. As used herein, the term “Expiration Time” shall mean the earlier of:

(i) the Closing Date;

(ii) the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Sections 11.1(a), 11.1(c), 11.1(f) or 11.1(h);

(iii) the six month anniversary of the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Section 11.1(b);

(iv) the nine month anniversary of the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Sections 11.1(d), 11.1(e), 11.1(g) or 11.1(i); or

(v) such date and time designated by Purchaser in a written notice to Stockholder.

(b) Except pursuant to the terms of this Agreement, at any time on or after the date of this Agreement and prior to the Expiration Time, Stockholder shall not, directly or indirectly, grant any proxies or powers of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any of the Shares or commit to do any of the foregoing.

(c) Any shares of capital stock or other securities of Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) on or after the date of this Agreement and prior to the Expiration Time, including any shares of capital stock or other securities acquired upon the exercise of the Company Warrants and Other Rights as specified in Section 4(b), (collectively, the “New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2. Agreement to Vote Shares.

(a) Prior to the Expiration Time, at every meeting of the stockholders of Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of Company with respect to any of the following matters, unless otherwise directed in writing by Purchaser, Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3 below), the Shares and any New Shares (i) in favor of approval of the adoption of the Asset Purchase Agreement (or any amended version thereof) and the Asset Purchase, (ii) in favor of the name change contemplated by the Asset Purchase Agreement, (iii) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the approval of the Asset Purchase Agreement and (iv) against any Acquisition Proposal (including any Superior Proposal) or any other corporate action which would frustrate the purpose of or prevent or delay the consummation of the transactions contemplated by the Asset Purchase Agreement; provided, however, that the Proxy and the agreements and restrictions contained in this Section 2(a) will not apply to any Shares or New Shares that, in the aggregate, represent more than 22.0% of the voting power or then-outstanding common stock of the Company at any time (but only to the extent of those Shares or New Shares in excess of 22%).

(b) Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from (i) acting in Stockholder’s capacity as a director or officer of Company, including in the exercise of Stockholder’s fiduciary duties with respect to an Acquisition Proposal in compliance with the terms of the Asset Purchase Agreement, or (ii) subject to Section 2(d) below, voting in Stockholder’s sole discretion on any matter other than matters referred to in Section 2(a) hereof, to the extent applicable, it being understood that this Agreement shall apply to each Stockholder solely in Stockholder’s capacity as a stockholder of Company.

(c) Prior to the Expiration Time, Stockholder shall not (and shall cause its and its affiliates’ respective partners, members, officers, directors, employees, attorneys, accountants, agents,

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affiliates, advisors and representatives to not), directly or indirectly, solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal; participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal (except to notify such Person as to the existence of this Section 2(c) of this Agreement); or alone or with any other Person, make an Acquisition Proposal. Stockholder shall promptly inform Purchaser if it receives any inquiry or proposal relating to an Acquisition Proposal and the details thereof.

(d) Stockholder shall not (and shall cause its and its affiliates’ respective partners, members, officers, directors, employees, attorneys, accountants, agents, affiliates, advisors and representatives to not) take or agree to take or commit to take any action with the intent of, or for the purpose of, in each case in whole or in part, preventing or delaying the consummation of the transactions contemplated by the Asset Purchase Agreement.

3. Irrevocable Proxy. Concurrently with the execution and delivery of this Agreement, Stockholder shall deliver to Purchaser a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy (subject to the last sentence of this Section 3), and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of stockholders of Company or action or approval by written resolution or consent of stockholders of Company with respect to the matters contemplated by Section 2 covering the total number of Shares and New Shares up to an amount that represents, in the aggregate, at any time, 22.0% of voting power or the then-outstanding common stock of the Company (the “Proxy Shares”) in respect of which Stockholder is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by Stockholder, with respect to the Proxy Shares (i) Stockholder hereby revokes any and all prior proxies (other than the Proxy) given by Stockholder with respect to the subject matter contemplated by Section 2, and (ii) Stockholder shall not grant any subsequent proxies with respect to such subject matter, or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Proxy Shares in any manner inconsistent with the terms of Section 2, until after the Expiration Time. The Proxy shall be revoked and shall terminate automatically, and shall be of no further force and effect, immediately upon the occurrence of the Expiration Time.

4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Purchaser as follows as of the date hereof:

(a) Stockholder is the beneficial or record owner of, or exercises voting power over, that number of shares of capital stock set forth on the signature page hereto (all such shares owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the “Shares”). The Shares constitute Stockholder’s entire interest in the outstanding shares of capital stock and neither Stockholder nor any of its affiliates is the beneficial or record holder of, nor exercises voting power over, any other outstanding shares of capital stock of Company. No person not signatory to this Agreement has a right to acquire or vote any of the Shares. The Shares are and will be at all times up until the Expiration Time free and clear of any Liens that would materially and adversely affect the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement or of the parties to this Agreement. As of the date hereof, the Shares represent 15.33% of the voting power or outstanding common stock of the Company.

(b) Except as set forth on the signature page attached hereto, Stockholder does not own, beneficially or legally, any options, restricted stock units, warrants or other rights to acquire, directly or indirectly, shares of capital stock of the Company (collectively, the “Company Warrants and Other Rights”). For the avoidance of doubt, Stockholder shall not acquire, directly or indirectly, Company Warrants and Other Rights between the date hereof and the Expiration Date.

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(c) Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder (or its general partner or similar governing body, as applicable), and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(d) The execution and delivery of this Agreement does not, and the performance by Stockholder of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Stockholder (if applicable), or any binding agreement, law, rule, regulation, judgment, order or decree to which Stockholder is a party or by which Stockholder is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing its obligations under this Agreement.

(e) Stockholder has executed this Agreement in Provo, Utah.

(f) Neither Stockholder nor any of its affiliates has any agreement with the Company or any other Person with respect to the Company or the voting, holding or disposition of the Shares, other than that certain Stock Purchase Agreement, dated as of the date hereof, by and among Stockholder, Double Black Diamond Offshore Ltd., and Black Diamond Offshore Ltd. (the “Carlson SPA”)

5. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Stockholder as follows: (i) Purchaser has full power and authority to make, enter into and carry out the terms of this Agreement; (ii) this Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity; and (iii) the execution and delivery of this Agreement does not, and the performance by Purchaser of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Purchaser, or any law, rule, regulation, judgment, order or decree to which Purchaser is a party or by which Purchaser is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Purchaser’s ability to perform its obligations under this Agreement.

6. Confidentiality. Stockholder shall hold any information regarding this Agreement and the Asset Purchase in strict confidence and shall not divulge any such information to any third person (other than Double Black Diamond Offshore Ltd., Black Diamond Offshore Ltd. or any affiliate thereof) until the Purchaser has publicly disclosed the Asset Purchase, provided however, that Stockholder may

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disclose any such information to Stockholder’s directors, officers, members, employees, agents, attorneys, advisors and other representatives solely for the purpose of evaluating the Asset Purchase Agreement, the Asset Purchase and the other transactions contemplated by the Asset Purchase Agreement. Neither the Stockholder, nor any of its affiliates (other than Company, whose actions shall be governed by the Asset Purchase Agreement and the Confidentiality Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Asset Purchase, the Asset Purchase Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Purchaser, except as may be required by applicable law in which circumstance such announcing party shall make reasonable efforts to consult with the Purchaser to the extent practicable.

7. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Purchaser, to:

c/o Kay Technology Corp, Inc.
2500 Sand Hill Road, Suite 300
Menlo Park, California 94025
Facsimile:	650-289-2461
Attention:	Tom Barnds
Jason Klein
Mark Duffell

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Facsimile:	312-862-2000
Attention:	Jeffrey Seifman, P.C.
Carol Anne Huff
Shelly M. Hirschtritt

(ii)	if to Stockholder, to the address set forth for the Stockholder on the signature page hereof.

(b) Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

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(c) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Purchaser will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein or in the Proxy. Therefore, it is agreed that, in addition to any other remedies that may be available to Purchaser upon any such violation of this Agreement or the Proxy, Purchaser shall have the right to enforce such covenants and agreements and the Proxy by specific performance, injunctive relief or by any other means available to Purchaser at law or in equity and Stockholder hereby waives any requirement for the security or posting of any bond in connection with such enforcement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.

(e) Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including, without limitation, the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. Except as provided in Section 1(a), neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of Purchaser, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of Purchaser hereunder, may be assigned or delegated in whole or in part by Purchaser to any affiliate of Purchaser without the consent of or any action by Stockholder upon notice by Purchaser to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

(f) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(g) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law. Any judicial proceeding brought against any of the parties to this Agreement or any dispute arising out of this Agreement or related hereto may be brought in the courts of the State of Delaware or in the United States District Court in the State of Delaware, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

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The foregoing consents to jurisdiction shall not constitute general consents to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement. Each of the parties to this Agreement agree that service of any process, summons, notice or document by U.S. mail to such party’s address for notice hereunder shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 7(h).

(i) Termination. This Agreement shall terminate automatically without any action on the part of the parties hereto and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of the Stockholder, provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(j) Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(k) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Purchaser or any of its affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Shares or New Shares. All rights, ownership and economic benefits of or relating to the Shares and New Shares shall remain vested in and belong to Stockholder, and Purchaser shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to the Stockholder in the voting of any of the Shares or New Shares, except as otherwise provided herein and in the Asset Purchase Agreement.

(l) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(m) Additional Documents, Etc. Stockholder shall execute and deliver any additional documents reasonably necessary to carry out the purpose and intent of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

KAY TECHNOLOGY CORP, INC.

By:	/s/ Jason Klein

Name:	Jason Klein

Title:	President

STOCKHOLDER:

/s/ John F. Nemelka
Name:	John F. Nemelka

Shares and Company Warrants and Other Rights beneficially owned on the date hereof:

6,317,273[1]	shares of Company common stock

1,595,432[1]	shares subject to Company Warrants

80,000	shares subject to Company Options

[1]

Stockholder disclaims beneficial ownership (as defined for purposes of Section 13(d) of the Exchange Act) of the shares of Company common stock and Company Warrants held by Nightwatch Capital Partners II LP. However, Stockholder directs the voting and disposition of such shares in his capacity as managing principal of the general partner of Nightwatch Capital Partners II LP, and in such capacity shall be bound by this Voting Agreement with respect thereto, it being understood and agreed that this Voting Agreement shall operate in respect of such shares and warrants of NightWatch Capital Partners II, LP only to bind Mr. Nemelka with respect to the voting and disposition thereof for so long as he serves in such capacity and shall not otherwise apply in respect of such shares and warrants.

EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

KANA SOFTWARE, INC.

The undersigned stockholder (“Stockholder”) of Kana Software, Inc., a Delaware corporation (“Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints Jason Klein, the President of Kay Technology Corp, Inc., a Delaware corporation (“Purchaser”), and each of them, or any other designee of Purchaser, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned and other shares or securities of Company issued or issuable in respect thereof on or after the date hereof up to an amount that represents, in the aggregate, at any time, 22.0% of the shares of the voting power or then-outstanding common stock of the Company (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The total such Shares or securities of the Company beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies or enter into any agreement or understanding with any Person (as defined in the Asset Purchase Agreement (as defined below)) to vote or give instructions with respect to the Shares in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Asset Purchase Agreement.

(a) Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy (subject to the second sentence of this paragraph), is granted pursuant to that certain Voting Agreement, and is granted in consideration of Purchaser entering into that certain Asset Purchase Agreement dated as of the date hereof (the “Asset Purchase Agreement”), by and among Purchaser and Company, pursuant to which Purchaser will acquire substantially all of the assets of Company (the “Asset Purchase”). This Irrevocable Proxy shall be revoked and shall terminate automatically, and shall be of no further force and effect, immediately upon the occurrence of the Expiration Time. As used herein, the term “Expiration Time” shall mean the earlier of:

(i) the Closing Date;

(ii) the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Sections 11.1(a), 11.1(c), 11.1(f) or 11.1(h);

(iii) the six month anniversary of the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Section 11.1(b);

(iv) the nine month anniversary of the valid termination of the Asset Purchase Agreement in accordance with its terms pursuant to Sections 11(d), 11.1(e) , 11.1(g) or 11.1(i); or

(v) such date and time designated by Purchaser in a written notice to Stockholder.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Time, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting with respect to the following matters: (i) in favor of approval of the adoption of the Asset Purchase Agreement (or any amended version thereof) and the Asset Purchase, (ii) in favor of the name change contemplated by the Asset Purchase Agreement, (iii) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the approval of the Asset Purchase Agreement and (iv) against any Acquisition Proposal (including any Superior Proposal) or any other corporate action which would frustrate the purpose of or prevent or delay the consummation of the transactions contemplated by the Asset Purchase Agreement.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares in its sole discretion on all other matters and may vote any and all other shares of capital stock of the Company or any and all other shares or securities of the Company issued or issuable in respect thereof in its sole discretion on all matters.

Any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

[Signature Page Follows]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Purchaser. This Irrevocable Proxy shall be revoked and shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated:     10/26/2009

STOCKHOLDER:

/s/ John F. Nemelka
Name:	John F. Nemelka

Shares beneficially owned on the date hereof:

6,317,273[1]	shares of Company common stock

1,595,452[1]	shares subject to Company Warrants

80,000	shares subject to Company Options

[1]

Stockholder disclaims beneficial ownership (as defined for purposes of Section 13(d) of the Exchange Act) of the shares of Company common stock and Company Warrants held by Nightwatch Capital Partners II LP. However, Stockholder directs the voting and disposition of such shares in his capacity as managing principal of the general partner of Nightwatch Capital Partners II LP, and in such capacity shall be bound by this Irrevocable Proxy with respect thereto, it being understood and agreed that this Irrevocable Proxy shall operate in respect of such shares and warrants of NightWatch Capital Partners II, LP only to bind Mr. Nemelka with respect to the voting and disposition thereof for so long as he serves in such capacity and shall not otherwise apply in respect of such shares and warrants.